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                              May 18, 2022

       Benjamin Piggott
       Chairman and Chief Executive Officer
       EF Hutton Acquisition Corp I
       24 Shipyard Drive, Suite 102
       Hingham, MA 02043

                                                        Re: EF Hutton
Acquisition Corp I
                                                            Registration
Statement on Form S-1
                                                            Filed April 14,
2022
                                                            File No. 333-264314

       Dear Mr. Piggott:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 14, 2022

       Cover Page

   1. Please revise to disclose that your sponsor and founders are affiliated with the sole book-
                                                        running manager of the
underwriters and that you have engaged a qualified independent underwriter as
referenced on pages 25 and 152. Please also identify the qualified independent underwriter
on the cover page.
       Summary
       Manner of Redemptions, page 19

   2. Where you state on page 20 that each public stockholder may elect to redeem its public shares irrespective of
whether they vote for or against the proposed transaction, please clarify whether public
shareholders may elect to redeem if they abstain from voting on the
 Benjamin Piggott
EF Hutton Acquisition Corp I
May 18, 2022
Page 2
      proposed transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin Piggott
                                                           Division of
Corporation Finance
Comapany NameEF Hutton Acquisition Corp I
                                                           Office of Real
Estate & Construction
May 18, 2022 Page 2
cc:       James A. Prestiano, Esq.
FirstName LastName